,

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2024

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$98,320	$85,964
Bullion (Note 7)	24,026	19,191
Trade and other receivables	436	114
Value-added tax receivables	14,558	16,250
Inventories (Note 8)	56,228	49,798
Prepaids and other assets	8,989	7,216
	202,557	178,533
Non-current assets
Mineral properties, plant and equipment (Note 9)	263,152	246,728
Deferred tax assets (Note 18)	8,658	22,723
Long-term value-added tax receivables	15,504	12,190
Prepaids and other long-term assets	8,142	-
Total assets	$498,013	$460,174

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6(a))	$22,395	$17,924
Tax liabilities	8,438	33,614
Derivative liabilities	3,531	168
Lease obligations	164	67
	34,528	51,773
Non-current liabilities
Long-term lease obligations	362	221
Deferred tax liabilities (Note 18)	4,738	-
Reclamation provision (Note 12)	5,057	5,855
Total liabilities	44,685	57,849

Equity (Note 13)
Issued capital	420,855	406,890
Share option reserve	8,018	11,338
Currency translation reserve	(3,538)	(3,538)
Retained earnings	27,993	(12,365)
Total equity	453,328	402,325
Total liabilities and equity	$498,013	$460,174
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on August 7, 2024

"signed"	N. Eric Fier, Director	"signed"	Anna Ladd-Kruger, Director

SILVERCREST METALS INC.	2

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue (Note 14)	$72,741	$61,999	$136,387	$119,982
Cost of sales
Production costs (Note 15)	(22,680)	(18,402)	(40,883)	(36,440)
Depreciation	(8,187)	(4,990)	(15,963)	(9,035)
Government royalties	(386)	(314)	(576)	(608)
	(31,253)	(23,706)	(57,422)	(46,083)
Mine operating earnings	41,488	38,293	78,965	73,899
General and administrative expenses (Note 16)	(5,437)	(2,881)	(10,132)	(6,414)
Exploration and project expenses	(187)	(151)	(409)	(377)
Foreign exchange losses	(2,751)	(8,641)	(2,385)	(7,522)
Earnings from operations	33,113	26,620	66,039	59,586
Interest income	1,235	1,133	2,873	1,905
Interest and finance expense (Note 17)	(306)	(668)	(621)	(2,037)
Other expense (Note 22)	(1,375)	—	(25)	—
Earnings before income taxes	32,667	27,085	68,266	59,454
Income tax expense (Note 18)	(26,173)	(3,383)	(27,908)	(8,587)
Net earnings	$6,494	$23,702	$40,358	$50,867

Other comprehensive income
Currency translation adjustment	—	9,926	—	10,255
Total comprehensive earnings	$6,494	$33,628	$40,358	$61,122

Net earnings attributable to common shareholders
Basic earnings per share	$0.04	$0.16	$0.27	$0.35
Diluted earnings per share	$0.04	$0.16	$0.27	$0.34
Weighted average shares outstanding (in 000’s) Basic	147,728	147,231	147,341	147,216
Weighted average shares outstanding (in 000’s) Diluted	149,197	150,867	148,810	150,511
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
		(Note 19)		(Note 19)
Operating activities
Net earnings for the period	$6,494	$23,702	$40,358	$50,867
Income tax expense (Note 18)	26,173	3,383	27,908	8,587
Depreciation	8,187	5,008	15,963	9,075
Share-based compensation expense	1,821	294	2,886	1,414
Unrealized foreign exchange losses	2,041	15,572	2,525	13,943
Interest income	(1,235)	(1,133)	(2,873)	(1,905)
Interest expense (Note 17)	152	533	299	1,775
Interest paid (Note 19)	(164)	(455)	(213)	(1,532)
Interest received (Note 19)	1,235	1,363	2,873	2,084
Income taxes paid	(14,436)	—	(40,600)	(987)
Other operating activities (Note 19)	1,503	116	259	223
Change in working capital (Note 19)	7,802	6,333	(10,933)	(2,211)
	$39,573	$54,716	$38,452	$81,333
Investing activities
Payments for mineral properties, plant and equipment	(19,544)	(12,919)	(34,348)	(20,849)
Proceeds from sale of mineral properties, plant and equipment	259	—	259	—
Purchase of bullion	(930)	(3,981)	(930)	(5,791)
Payments for derivatives	(706)	—	(545)	—
	$(20,921)	$(16,900)	$(35,564)	$(26,640)
Financing activities
Common share proceeds	9,112	—	9,770	179
Repayment of debt (Note 11)	—	(25,000)	—	(50,000)
Payments of equipment leases	(36)	(28)	(47)	(71)
	$9,076	$(25,028)	$9,723	$(49,892)
Effects of exchange rate changes on cash and cash equivalents	(493)	(5,140)	(255)	(2,149)
Increase in cash and cash equivalents	27,235	7,648	12,356	2,652
Cash and cash equivalents at the beginning of the period	71,085	45,765	85,964	50,761
Cash and cash equivalents at the end of the period	$98,320	$53,413	$98,320	$53,413
Supplemental cash flow information and restatement of prior period (Note 19)
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share option reserve	Currency translation reserve	Retained earnings	Total
Balance, December 31, 2022	147,156	$405,811	$10,945	$(13,793)	$(125,969)	$276,994
Total comprehensive earnings
Net earnings for the period	—	—	—	—	50,867	50,867
Foreign exchange translation	—	—	—	10,255	—	10,255
	—	—	—	10,255	50,867	61,122
Shares issued on the exercise of stock options	75	294	(115)	—	—	179
Stock options forfeited	—	—	(37)	—	37	—
Share-based compensation on option grants	—	—	1,280	—	—	1,280
Balance, June 30, 2023	147,231	406,105	12,073	(3,538)	(75,065)	339,575
Total comprehensive earnings
Net earnings for the year	—	—	—	—	65,853	65,853
	—	—	—	—	65,853	65,853
Shares issued on the exercise of stock options	1,208	4,814	(1,862)	—	—	2,952
Stock options forfeited	—	—	37	—	(37)	—
Share-based compensation on option grants	—	—	1,090	—	—	1,090
Shares repurchased and cancelled	(1,504)	(4,029)	—	—	(3,116)	(7,145)
Balance, December 31, 2023	146,935	406,890	11,338	(3,538)	(12,365)	402,325
Total comprehensive earnings
Net earnings for the period	—	—	—	—	40,358	40,358
	—	—	—	—	40,358	40,358
Shares issued on the exercise of stock options	1,590	13,946	(4,176)	—	—	9,770
Shares issued on the settlement of share units	3	19	—	—	—	19
Share-based compensation on option grants	—	—	856	—	—	856
Balance, June 30, 2024	148,528	$420,855	$8,018	$(3,538)	$27,993	$453,328
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

1. Nature of Operations
SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office and principal address is located at 501-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SilverCrest shares trade on the Toronto Stock Exchange under the symbol SIL and the NYSE-American under the symbol SILV.
SilverCrest engages in silver and gold mining and related activities, including exploration and mine development from its Las Chispas mine located in Sonora, Mexico.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2023 (the "2023 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2023 Annual Financial Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of Directors on August 7, 2024.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements, with the exception of those described in Note 4, are consistent with those applied and disclosed in the 2023 Annual Financial Statements.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.

SILVERCREST METALS INC.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three and six months ended June 30, 2024, critical judgements made in applying the Company's accounting policies and key sources of estimation uncertainty are consistent with those disclosed in Notes 5 and 6, respectively, of its 2023 Annual Financial Statements.

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost or Fair Value through Profit and Loss ("FVTPL")

June 30, 2024	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$98,320	$-	$98,320
Trade and other receivables	436	-	436

Financial liabilities
Accounts payable and accrued liabilities	17,345	5,050	22,395
Derivative liabilities	-	3,531	3,531

December 31, 2023	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$85,964	$-	$85,964
Trade and other receivables	114	-	114

Financial liabilities
Accounts payable and accrued liabilities	14,080	3,844	17,924
Derivative liabilities	-	168	168
b)Derivative Instruments
The Company's derivatives are comprised of bullion contracts and foreign currency contracts. During the three and six months ended June 30, 2024, the Company sold call options and purchased put options on bullion and foreign currency contracts. The Company initially records the cash premium from the sale of an option as a liability which is then recognized as a derivative gain upon contract settlement. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as other expense, along with a corresponding increase or decrease to the derivative assets or liabilities.
The derivative losses, which are recorded in other expense (Note 22), for the three and six months ended June 30, 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Realized derivative losses	$(489)	$—	$(489)	$—
Unrealized derivative losses	(3,952)	—	(3,418)	—
	$(4,440)	$-	$(3,907)	$-

SILVERCREST METALS INC.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

c)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Consolidated Interim Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2024		At December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Derivative liabilities	—	3,531	—	168
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2023.
d)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Further, credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has recognized nominal amount of credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2024, the Company continues to maintain its ability to meet its financial obligations as they come due.

SILVERCREST METALS INC.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
In order to mitigate its exposure to currency risk, the Company entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at June 30, 2024 totaled $97.9 million, with maturities from July 2024 until June 2025 and exchange rates between $17.31 and $18.57. During the three and six months ended June 30, 2024, the Company recorded derivative losses of $4.4 million and $3.9 million, respectively (Note 22).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the six months ended June 30, 2024 on its cash and cash equivalents was 5.32% (2023 - 5.39%).
On November 29, 2022, the Company's entered into a $120 million senior secured credit facility (the "Credit Facility") comprised of a $50 million term facility (the "Term Facility") and a $70 million revolving facility (the "Revolving Facility") (Note 11). The Company repaid the Term Facility during the first five months of 2023 and incurred a weighted average interest rate of 7.79% during that time. There were no amounts drawn on the Revolving Facility during the three and six months ended June 30, 2024 or comparative period.
3.Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

7. Bullion
The Company purchases gold and silver bullion from a bullion bank as part of its liquidity management program.
Bullion held by the Company was comprised of the following:

	June 30, 2024		December 31, 2023
	Cost	Fair value	Cost	Fair value
Gold bullion	$6,465	$7,423	$5,535	$5,743
Silver bullion	13,139	16,603	13,139	13,448
	$19,604	$24,026	$18,674	$19,191
The Company records bullion at fair value with gains of $3.1 million and $3.9 million, respectively, included in other expense (Note 22) for the three and six months ended June 30, 2024 and no amount recorded in the comparative period.

SILVERCREST METALS INC.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

8. Inventories
The Company’s inventories were comprised of the following:

	June 30, 2024	December 31, 2023
Stockpile	$30,900	$27,115
In-process	3,221	2,055
Finished	13,327	11,496
Materials and supplies	8,780	9,132
	$56,228	$49,798
For the three and six months ended June 30, 2024, the Company recognized a $1.0 million impairment of materials and supplies inventories in production costs (Note 15). No amounts were recorded in the comparative periods.

9. Mineral Properties, Plant, and Equipment

		June 30, 2024			December 31, 2023
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
Mexico	Las Chispas	$316,252	$(55,587)	$260,665	$281,371	$(37,130)	$244,241

Non-Producing:
Mexico	Other	2,748	(261)	$2,487	2,748	(261)	$2,487
Canada	Other	58	(58)	$-	58	(58)	$—
		2,806	(319)	2,487	2,806	(319)	2,487
Total		$319,058	$(55,906)	$263,152	$284,177	$(37,449)	$246,728

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	June 30, 2024	December 31, 2023
Trade payables	$2,797	$2,938
Accrued liabilities	11,999	9,890
Payroll related liabilities	2,549	1,957
Share unit accrued liabilities	5,050	3,139
	$22,395	$17,924

11. Debt
Revolving Facility
On November 29, 2022, the Company entered into a $120 million Credit Facility comprised of a $50 million Term Facility, maturing November 28, 2025, and a $70 million Revolving Facility, maturing November 27, 2026. On closing the Credit Facility, the Company drew $50 million from the Term Facility and used $40 million of available cash to repay its $92.9 million secured project financing facility.
The Company fully repaid the Term Facility during the first five months of 2023 and has not drawn from the Revolving Facility in 2024 or 2023. As of June 30, 2024, the Company was in compliance with all financial covenants under the $70 million Revolving Facility.

SILVERCREST METALS INC.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The Revolving Facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus an applicable margin ranging from 2.50% to 3.75%. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum. During the three and six months ended June 30, 2024, $0.1 million and $0.2 million, respectively, (2023 - $0.2 million and $0.3 million, respectively) of standby fees and interest were recorded as interest and finance expense.

12. Reclamation Provision
Changes to the reclamation and closure provision for the six months ended June 30, 2024 and year ended December 31, 2023 is as follows:

	June 30, 2024	December 31, 2023
Balance, beginning of period	$5,855	$4,590
Accretion of reclamation provision (Note 17)	276	493
Revisions in estimates and obligations	(1,074)	772
Balance, end of period	$5,057	$5,855

13. Share Capital and Employee Compensation Plans
a)Stock Options
For the three and six months ended June 30, 2024, the total share-based compensation expense relating to stock options was $0.4 million and $0.9 million, respectively (2023 - $0.3 million and $0.6 million, respectively) and is presented as a component of general and administrative expense.
Stock options
During the three and six months ended June 30, 2024, the Company granted 13,500 and 634,300 stock options, respectively (nil for the three and six months ended June 30, 2023). During the three and six months ended June 30, 2024, the Company issued 1,464,113 and 1,590,029 common shares, respectively (2023 - nil and 75,000, respectively), in connection with the exercise of stock options.
The following table summarizes changes in stock options for the six months ended June 30, 2024 and year ended December 31, 2023:

	Six months ended June 30, 2024		Year ended December 31, 2023
	Number of options	Weighted average exercised price CAD	Number of options	Weighted average exercised price CAD
Outstanding, beginning of period	4,105	$9.16	5,560	$7.87
Granted	634	7.51	65	7.13
Exercised	(1,590)	8.39	(1,283)	3.34
Forfeited	(70)	10.09	(238)	9.80
Outstanding, end of period	3,079	$9.20	4,105	$9.16

SILVERCREST METALS INC.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The following table summarizes information about the Company's stock options outstanding at June 30, 2024:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD	Number Outstanding as at June 30, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD	Number Outstanding as at June 30, 2024	Weighted Average Exercise Price CAD
$4.54 - $8.21	905	3.6	$7.57	204	$8.17
$8.22 - $8.50	772	2.8	8.44	338	8.36
$8.51 - $10.80	572	2.4	9.83	325	9.80
$10.81 - $12.63	830	1.7	11.21	800	11.21
	3,079	2.7	$9.19	1,667	$9.98
b)PSUs
The Company recorded a $0.3 million and $0.4 million expense, respectively, for PSUs for the three and six months ended June 30, 2024 (2023 - $0.2 million and $0.1 million recovery, respectively) which is included in general and administrative expense.
The following table summarizes changes in PSUs for the six months ended June 30, 2024 and year ended December 31, 2023:

	Six months ended June 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	153	$705	174	$764
Granted	97	151	62	451
Settled for cash	(62)	(405)	(83)	(535)
Change in value	-	229	—	25
Outstanding, end of period	188	$679	153	$705
c)RSUs
The Company recorded a $0.6 million and $0.8 million expense, respectively, for RSUs for the three and six months ended June 30, 2024 (2023 - $nil and $0.1 million, respectively) which is included in general and administrative expense.
The following table summarizes changes in RSUs for the six months ended June 30, 2024 and year ended December 31, 2023:

	Six months ended June 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	235	$1,055	249	$254
Granted	387	736	-	-
Settled for cash	(88)	(564)	-	-
Settled for shares	(3)	(16)	-	-
Forfeited	(33)	-	(14)	(20)
Change in value	-	328	-	821
Outstanding, end of period	498	$1,538	235	$1,055

SILVERCREST METALS INC.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

d)DSUs
The Company recorded a $0.5 million expense and a $0.8 million, respectively, for DSUs for the three and six months ended June 30, 2024 (2023 - $0.3 million and $0.1 million recovery, respectively) which is included in general and administrative expense.
The following table summarizes changes in DSUs for the six months ended June 30, 2024 and year ended December 31, 2023:

	Six months ended June 30, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	228	$1,498	228	$1,364
Granted	119	970	-	-
Change in value	-	364	-	134
Outstanding, end of period	347	$2,832	228	$1,498
e)Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

14. Revenue

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gold	$32,432	$26,680	$63,355	$53,356
Silver	40,309	35,319	73,032	66,626
Revenue	$72,741	$61,999	$136,387	$119,982

15. Production Costs

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Materials and consumables (1)	$13,819	$9,404	$25,069	$18,485
Salaries and benefits	2,883	2,961	5,697	6,116
Contractors	6,460	5,556	12,440	9,683
Refining and transportation	459	453	911	1,060
Other	689	602	1,205	1,088
Changes in inventories	(1,630)	(574)	(4,439)	8
	$22,680	$18,402	$40,883	$36,440
(1)Includes a $1.0 million impairment of materials and supplies inventories in production costs for the three and six months ended June 30, 2024 with no amounts recorded in the comparative periods.

SILVERCREST METALS INC.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

16. General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Corporate administration	$3,616	$3,043	$7,246	$5,858
Share-based compensation	1,821	(162)	2,886	556
	$5,437	$2,881	$10,132	$6,414

17. Interest and Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense	$152	$526	$299	$1,765
Reclamation accretion expense (Note 12)	140	116	276	223
Other financing costs	14	26	46	49
	$306	$668	$621	$2,037

18. Income Taxes
The income taxes recognized in net earnings and comprehensive earnings are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current tax (recovery) expense	$11,838	$2,717	$9,105	$5,200
Deferred tax expense	14,335	666	18,803	3,387
	$26,173	$3,383	$27,908	$8,587
Reconciliation of effective income tax rate:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Earnings for the period before income taxes	$32,667	$27,085	$68,266	$59,454
Statutory tax rate	27%	27%	27%	27%
Income taxes computed at statutory rates	8,820	7,313	18,432	16,052
Increase (decrease) due to:
Permanent differences	44	3,279	448	17
Effect of other taxes (recovered) paid, mining and withholding	3,132	2,717	5,031	5,200
Change in unrecognized temporary differences and other	14,177	(9,926)	3,997	(12,682)
	$26,173	$3,383	$27,908	$8,587

SILVERCREST METALS INC.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

19. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for non-cash income statement items in operating activities:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2024	2023	2024	2023
Adjustments for non-cash income statement items:
Reclamation accretion expense (Note 12)	$140	$116	$276	$223
Bullion gains (Note 7)	(3,057)	-	(3,904)	-
Derivative losses (Note 6)	4,440	-	3,907	-
Gains on sale of mineral properties, plant and equipment (Note 9)	(20)	-	(20)	-
	$1,503	$116	$259	$223
The following table summarizes the change in working capital in operating activities:

	Three months ended June 30,		Six months ended June 30,
Change in working capital	2024	2023	2024	2023
Trade and other receivables	$6,770	$5,525	$(1,942)	$1,468
Inventories	(1,456)	(997)	(3,988)	3,183
Prepaid expenses	1,287	1,510	(6,527)	1,271
Accounts payable	826	295	1,149	(8,133)
Provisions	375	-	375	-
	$7,802	$6,333	$(10,933)	$(2,211)
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three and six months ended June 30, 2023:

	Three months	Six months
Interest paid(1)	$(455)	$(1,532)
Interest received(2)	$1,363	$2,084
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.

SILVERCREST METALS INC.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

20. Segmented Information
The Company’s reportable operating segment is assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). The Company has concluded that it has a single operating segment: Las Chispas Mine, which includes Picacho. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company’s business units.
Segments and their performance measures are listed below:

For the three months ended June 30, 2024
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$72,741	$23,066	$8,187	$41,488	$19,544

For the three months ended June 30, 2023
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$61,999	$18,716	$4,990	$38,293	$12,919

For the six months ended June 30, 2024
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$136,387	$41,459	$15,963	$78,965	$34,348

For the six months ended June 30, 2023
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$119,982	$37,048	$9,035	$73,899	$20,849

At June 30, 2024
Segment	Assets	Liabilities	Net assets
Las Chispas	$423,864	$30,204	$393,660
Corporate	72,856	14,473	58,383
Other	1,293	7	1,286
	$498,013	$44,684	$453,329

At December 31, 2023
Segment	Assets	Liabilities	Net assets
Las Chispas	$420,613	$43,899	$376,714
Corporate	38,039	13,926	24,113
Other	1,522	24	1,498
	$460,174	$57,849	$402,325

21. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel. Related party transactions primarily consist of short-term employee benefits and share-based compensation paid to key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation.

SILVERCREST METALS INC.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

22. Other Expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Derivative losses (Note 6(b))	$(4,440)	$-	$(3,907)	$-
Bullion gains	3,057	-	3,904	-
Mineral properties, plant and equipment losses (Note 9)	20	-	20	-
Miscellaneous expense	(12)	-	(42)	-
	$(1,375)	$-	$(25)	$-

SILVERCREST METALS INC.	17